

Max Duckworth · 2nd

Impact investor

Greater Madison Area · 500+ connections · Contact info

MaSa Partners

Imperial College Lon

Experience

Co-Founder

MaSa Partners

Jun 2015 – Present · 5 yrs 2 mos

Madison, Wisconsin Area

MaSa Partners is a social impact venture that invests patient capital in early-stage, mission-driven companies seeking to shape a better future.

Principal

Semperenergy Partners

Jun 2015 – Present · 5 yrs 2 mos

Madison, Wisconsin, United States

Advisor to energy companies and players, domestically and internationally, in various areas: organizational structure & hiring • trading & risk management • governance & risk policy • financial reporting • M&A and structured deals

Chair

RPD Energy

Jul 2015 – Present · 5 yrs 1 mo

Houston, Texas

Making it easy and affordable to buy green energy.

Non Executive Director
Abingdon Health
2012 – Present · 8 yrs
York, United Kingdom

Improving health through innovation in rapid diagnostic testing.

Investor-Director
mOm Incubators
Jun 2016 – Present · 4 yrs 2 mos
London, United Kingdom

Expanding access to high-quality healthcare by providing affordable technology solutions that can operate anywhere in the world.

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Education

Imperial College London
B.Sc. (Hons), Physics, First Class Honours
1989 – 1992
Activities and Societies: 2nd XI Football and Cricket; President of Italian Society

Boston University
M.A., Physics
1992 – 1994
Activities and Societies: "Bucky Balls" soccer team; intramural soccer winners

Focus on particle physics, with additional elective coursework in environmental policy, resourc economics, and sustainable development.

Volunteer Experience

National Development Committee & Chair, Mid-Atlantic Regional Board
UNICEF USA
Jul 2013 – Jun 2018 • 5 yrs
Children

UNICEF USA supports UNICEF's work, and other efforts in support of the world's children, through fundraising, advocacy and education in the United States.

Honorary Board Member

Halcyon
Feb 2017 – Dec 2018 • 1 yr 11 mos
Arts and Culture

Halcyon seeks and celebrates creativity in all forms and galvanizes creative individuals aspiring to promote social good. We bring together diverse groups of changemakers in art and social enterprise and provide a safe haven for their bold ideas to take flight. Halcyon offers an ecosystem of advocacy that encourages socially engaged creatives to freely experiment, sometimes fail, learn and advance their talents and visions. In doing so, we foster new pathways to knowledge and resources, and help innovators transform their inspiration into impact.

Skills

Energy

Renewable Energy

Mergers & Acquisitions

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